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EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2011	2010	2009
	(In thousands)
Earnings Before Fixed charges:
Earnings from continuing operations before non-controlling interest or tax	$(1,264)	$(24,708)	$(75,695)
Capitalized interest	(900)	(128)	(1,076)
Depreciation of capitalized interest	790	745	738
Non-controlling interest	(48)	(19)	(60)

Total earnings before fixed charges	$(1,422)	$(24,110)	$(76,093)

Fixed charges:
Interest expense includes discontinued operations	$79,233	87,035	125,903
Capitalized interest includes discontinued operations	900	128	1,076

Total fixed charges	$80,133	$87,163	$126,979

Total earnings & fixed charges	$78,711	$63,053	$50,886

Ratio of earnings to fixed charges	0.98	0.72	0.40
Deficiency	$(1,422)	$(24,110)	$(76,093)

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  EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES